VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

December 31, 2015	Corey R. Chivers +1 (212) 310-8893 corey.chivers@weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Ms. Amanda Ravitz

Re:	General Electric Company

Registration Statement on Form S-4

Filed December 18, 2015

File No. 333-208604

Tender Offer Statement on Schedule TO

Filed December 18, 2015

File No. 005-51773

Dear Ms. Ravitz:

This letter is sent on behalf of General Electric Company (“GE”) in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter dated December 23, 2015 (the “Comment Letter”) regarding GE’s registration statement on Form S-4 (the “Registration Statement”) and tender offer statement on Schedule TO (the “Schedule TO”).

GE is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 1”) with the Commission, which includes revisions to the Registration Statement in response to the Staff’s comments. Enclosed with this letter are marked copies of Amendment No. 1 showing changes to the Registration Statement that was originally filed.

Set forth below in bold are comments from the Comment Letter. Immediately below each of the Staff’s comments is GE’s response to that comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Comment Letter and includes the caption used in the Comment Letter. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 1. All references to page numbers in our responses are to the page numbers of Amendment No. 1.

Ms. Ravitz December 31, 2015 Page 2

General

1.	Refer to the third and fourth risk factors on page 17. Since the tax treatment of the offered securities may depend in large part upon the value of the Old Preferred Stock or New Preferred Stock at the time of the exchange, please disclose how investors can obtain current and timely information about the respective values thereof. If there is not an available source for such information, please clearly disclose this.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 18 and 19 to reflect edits to the third and fourth risk factors making clear that there is no one particular established method for determining value for these purposes and that there may be more than one method for a holder to determine the value of the preferred stock that would be acceptable. Accordingly, we are unable to disclose where investors should obtain the values of the preferred stock. Also please see edits to corresponding sections under the heading “Material U.S. Federal Income Tax Consequences” conforming such discussion.

2.	Clearly describe any additional material factors, besides the value of the Old Preferred Stock and New Preferred Stock, that may impact whether the New Preferred Stock will be treated as “fast-pay” stock or as issued at a premium.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 18 and 19 to reflect edits to the third risk factor. Also please see edits to corresponding sections under the heading “Material U.S. Federal Income Tax Consequences” conforming such discussion.

3.	Please include the disclosure appearing in Items 2(c), 7(a) and 8(b) of the Schedule TO in the document delivered to security holders.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 4, 5 and 6 to include the disclosure appearing in Items 2(c), 7(a) and 8(b) of the Schedule TO.

Questions and Answers, page 2

How do I tender my shares of Old Preferred Stock if I have made a written demand for appraisal…?, page 2

4.	We note the statement that if a security holder participates in the exchange offer, the security holder will, as a matter of Delaware law, without any further action, relinquish any appraisal rights under Delaware law with respect to shares of GECC MergeCo Preferred Stock, and will have thereby automatically withdrawn any outstanding demand for appraisal rights. In your response letter, please advise how this relinquishment and automatic withdraw operates.

Ms. Ravitz December 31, 2015 Page 3

Under Delaware law, a holder of GECC MergeCo Preferred Stock that makes a demand for appraisal rights is seeking a remedy whereby a Delaware court would determine the value of the GECC MergeCo Preferred Stock and award the value of such stock in cash. This remedy is only available in lieu of accepting the Old Preferred Stock of GE issued to holders of GECC MergeCo Preferred Stock in the Merger. By tendering Old Preferred Stock in the exchange offer, the former holder of GECC MergeCo Preferred Stock is thus confirming acceptance of, and subsequently surrendering, the merger consideration received upon the effectiveness of the Merger. As such, a holder who accepts the consideration in a merger under Delaware law cannot also perfect a demand for appraisal rights. Consequently, upon consummation of the exchange offer, in accordance with the terms of the exchange offer, any demand for appraisal rights will have been automatically withdrawn and the appraisal rights themselves will have been automatically relinquished by a holder that tenders Old Preferred Stock in the exchange offer.

Summary, page 4

Procedures for Tendering Old Preferred Stock, page 6

5.	Please highlight in the left column, first and second italicized headings, that shares of holders who elected appraisal rights for GECC MergeCo Preferred Stock are held through Computershare, not DTC or otherwise. In addition, please revise the third paragraph of right column text to clearly indicate where a holder can find contact information for Computershare.

In response to the Staff’s comment, Amendment No. 1 has been revised on pages 7 and 8 to clearly indicate (i) that shares of holders who elected appraisal rights for GECC MergeCo Preferred Stock are held through Computershare, not DTC or otherwise and (ii) where a holder can find contact information for Computershare, respectively.

Withdrawal Rights, page 7

6.	Please disclose the actual date after which securities may be withdrawn if not yet accepted for payment, which we calculate as February 17, 2016.

In response to the Staff’s comment, Amendment No. 1 has been revised on the cover and on pages 8 and 29 to disclose the actual date after which securities may be withdrawn if not yet accepted for payment, which shall be February 17, 2016.

Ms. Ravitz December 31, 2015 Page 4

The Exchange Offer, page 24

Conditions to the Exchange Offer, page 28

7.	We note that GE may determine in its “sole discretion” whether the offer condition in subparagraph (5) has occurred or is satisfied. Please revise to include an objective standard for the determination of whether this condition has been satisfied.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 30 to include an objective standard for the determination of whether this condition has been satisfied, which we have revised to read in the “reasonable judgment” of GE.

Comparison of Stockholder Rights, page 29

8.	Tell us what consideration you have given to including similar data for the GECC MergeCo Preferred Stock in the chart under this heading.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 31 to include a column showing similar data for the GECC MergeCo Preferred Stock in the chart under the heading “Comparison of Stockholder Rights.”

Material U.S. Federal Income Tax Consequences, page 40

9.	Please clarify, in the first sentence under this heading, whether the exceptions to the opinion stated are exhaustive and, if so, why counsel is unable to provide a “will” opinion, rather than a “should” opinion.

As disclosed in the fourth sentence of the first paragraph of this section, the discussion does not address all aspects of U.S. federal income taxation that may be relevant to a holder in light of the holder’s particular circumstances, including the special circumstances enumerated therein. We cannot anticipate every unique tax circumstance a holder might find itself in. Nevertheless, in response to the Staff’s comments, we have changed certain of the statements throughout the discussion that previously had a should-level of certainty to a will-level of certainty. Where we have not done so, we have provided further information describing the reasons for uncertainty and/or the relevant risks.

10.	In addition, throughout this section where counsel opines what the tax consequences “should” be, please revise to explain why counsel cannot give a “will” opinion and describe the degree of uncertainty in the opinion. In each such case, provide appropriate risk factor and/or other disclosure setting forth the risks of uncertain tax treatment to investors.

Ms. Ravitz December 31, 2015 Page 5

In response to the Staff’s comment, Amendment No. 1 has been revised to change certain of the statements throughout the discussion that previously had a should-level of certainty to a will-level of certainty. Where we have not done so, we have provided further information describing the reasons for uncertainty.

Exhibit 8.1

11.	It appears that counsel intends to issue a “short-form” opinion. Please revise the disclosure under the heading “Material U.S. Federal Income Tax Consequences,” beginning on page 40, to identify that discussion as counsel’s opinion. For Guidance, see Staff Legal Bulletin No. 19, Section III.B.2.

In response to the Staff’s comment, Amendment No. 1 has been revised on page 42 to reflect edits to the first sentence under the heading “Material U.S. Federal Income Tax Consequences,” complying with your request.

GE acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GE may not assert Staff comments as a defense in any proceeding initiated by the Commission.

If you have any questions or would like further information concerning GE’s responses to the Comment Letter, please do not hesitate to contact me at (212) 310-8893. Thank you for your time and consideration.

Sincerely,

Corey R. Chivers

cc:	Christoph A. Pereira, Esq.

Howard Chatzinoff, Esq.

Jaclyn L. Cohen, Esq.